Endorsement to Suicide Exclusion Provision

Minnesota Life Insurance Company - a Securian Financial company

[400 Robert Street North, St. Paul, Minnesota 55101-2098]

This endorsement is made a part of the policy, and this provision applies in lieu of any policy provision to the contrary.

Your policy has been amended. The provision “Is there a suicide exclusion?” now reads as follows:

Is there a suicide exclusion?

Yes. If the insured, whether sane or insane, dies by suicide within two years of the policy date, or any shorter period as may be required by applicable law in the state where the policy is delivered or issued for delivery, our liability will be limited to an amount equal to the premiums paid for this policy less any indebtedness, and less any partial surrenders.

If there has been a policy change or reinstatement for which we required evidence of insurability, and if the insured dies by suicide within two years from the effective date of the policy change or reinstatement, or any shorter period as may be required by applicable law in the state where the policy is delivered or issued for delivery, our liability with respect to the policy change or reinstatement will be limited to an amount equal to the portion of the monthly charges associated with that policy change or reinstatement.

[	[

Secretary]	President ]

ICC23-20266	Minnesota Life Insurance Company